Via Facsimile and U.S. Mail
Mail Stop 6010

August 25, 2008

Mr. Adam M. Michelin
Chief Executive Officer
Naturade, Inc.
2099 S. State College Blvd.
Suite 210
Anaheim, CA 92806

> **Re:** **Naturade, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 033-07106-A**

Dear Mr. Michelin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In comment two, we ask you to provide us with information to better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 9A (T). Controls and Procedures, page 43

1.	You disclose that your Chief Executive Officer and your Controller have evaluated the effectiveness of your disclosure controls and procedures as of December 31, 2007 but do not appear to disclose your conclusion regarding your evaluation. In addition, although you reference that disclosure controls and procedures are defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, you appear to explain only the nature of your internal controls over financial reporting. Please address the following comments for your 2007 Form 10-K and your 2008 Forms 10-Q:

a. Please revise your disclosure to provide your conclusion on the effectiveness of your disclosure controls and procedures and to clearly indicate the nature of disclosure controls and procedures.

b. Item 307 of Regulation S-K requires disclosure of the conclusion of your principal executive and principal financial officers, or the persons performing similar functions. It is apparent from disclosure throughout your filing that you currently do not have a chief financial officer. It is unclear whether your controller is performing the functions of your principal financial officer. Please revise the filing to clarify who is performing the function of principal financial officer and to provide his/her signed certification required by Rule 15d-14 of the Securities and Exchange Act of 1934.

Note 1: Organization and Significant Accounting Policies

Fresh-Start Reporting, page F-11

2. You disclose that you adopted fresh-start reporting in accordance with SOP 90-7 as your emergence from Chapter 11 bankruptcy resulted in a new reporting entity. Please explain to us how you qualify for fresh-start reporting and reference for us the specific provisions of SOP 90-7 to support your accounting. In your response, please explain to us how you meet the requirements of paragraph 36 of SOP 90-7 that the holders of existing voting shares immediately before confirmation receive less than 50% of the voting shares of the emerging entity when it appears from your disclosure on pages 7 and F-7 that Redux owned 52.5% of the voting stock before emergence and 95% of the voting stock after emergence from bankruptcy. Otherwise, please revise your financial statements to reflect your emergence from Chapter 11 bankruptcy under paragraphs 41 and 42 of SOP 90-7.

Exhibits 31: Certifications

3. Please revise your certifications to provide the wording exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, please ensure that your revised certifications for your 2007 Form 10-K and 2008 Forms 10-Q address the following items:

- Please revise your introductory sentence to remove the officer's title;
- Please revise the introductory sentence to certification number 4 to include your responsibilities regarding internal control over financial reporting; and
- Please add certification number 4b regarding internal control over financial reporting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant